SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of: December, 2007
Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The following document is hereby filed with the Securities and Exchange Commission for the purpose of being and hereby is incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No. 333-147767 and 333-145395) of Agrium Inc.:
1. Underwriting Agreement, dated December 12, 2007, by and among Agrium Inc. and the Underwriters, for whom RBC Dominion Securities Inc. is acting as Representative

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

Date: December 13, 2007	By:	/s/ Bruce G. Waterman

		Name:	Bruce G. Waterman
		Title:	Senior Vice President
Finance & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Underwriting Agreement, dated December 12, 2007, by and among Agrium Inc. and the Underwriters, for whom RBC Dominion Securities Inc. is acting as Representative.

2	Press Release, dated December 12, 2007